FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month September 2014 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

On September 11, 2014, the registrant announce it will Participate in the Imperial Capital 2014 Global Opportunities Conference on September 18

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: September 11, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

TowerJazz to Participate in the Imperial Capital 2014
Global Opportunities Conference on September 18

MIGDAL HAEMEK, Israel – September 11, 2014– TowerJazz (NASDAQ: TSEM), the global specialty foundry leader, today announced that Dr. Marco Racanelli, Senior Vice President & General Manager at TowerJazz’s Newport Beach facility, will participate in the Imperial Capital 2014 Global Opportunities Conference. The conference is being held on Thursday, September 18, 2014 at the Waldorf Astoria Hotel in New York City.

Dr. Racanelli will be presenting at 2:15pm ET in the Carnegie Room.

Management will also be hosting one-on-one meetings with institutional investors throughout the day during the conference. Investors that wish to meet management should either contact the conference organizers or TowerJazz’ investor relations.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD & 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit www.towerjazz.com.

Contact
Tower Semiconductor	GK Investor & Public Relations
Noit Levi, +972 4 604 7066	Kenny Green/Gavriel Frohwein, +1 646 688 3559
Noit.levi@towerjazz.com	towerjazz@gkir.com